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                             June 27, 2024

       Michael Seton
       President and Chief Executive Officer
       Sila Realty Trust, Inc.
       1001 Water Street, Suite 800
       Tampa, Florida 33602

                                                        Re: Sila Realty Trust,
Inc.
                                                            SC TO-I filed June
13, 2024
                                                            File No. 5-94525

       Dear Michael Seton:

              We have reviewed your filing, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in the Offer to Purchase.

       Schedule TO-I filed June 13, 2024; Offer to Purchase

       General

   1.                                                   Please consider
paginating your amended filing for ease of reference.
   2. We note the following disclosure under Section "IMPORTANT": "We are not making the
                                                        Offer to, and will not
accept any tendered Shares from, stockholders in any state where it would be illegal to do
so. However, we may, at our discretion, take any actions necessary for us to make the
Offer to stockholders in any such state" (emphasis added). Please revise the disclosure in
Section 19 "Miscellaneous" to align with more limited disclosure here and to comply with rule
13e-4(f)(8).
   3. We note the following disclosure in the Summary Term Sheet under subsection "What are the most significant
conditions to the Offer?": "Each of these conditions is for our sole benefit and may be
asserted or waived by us, in whole or in part, at any time and from time to time in our
discretion prior to the Expiration Date." We also note the following
 Michael Seton
FirstName
Sila Realty LastNameMichael  Seton
            Trust, Inc.
Comapany
June        NameSila Realty Trust, Inc.
     27, 2024
June 27,
Page  2 2024 Page 2
FirstName LastName
         similar disclosure under Section 6 "Conditions of the Offer": "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to
         time." If an offer condition is    triggered    while an offer is
pending, in our view, the
         offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to
waive a condition    at
         any time and from time to time    may be inconsistent with your
obligation in this regard.
         Please confirm in your response letter that you will promptly notify target shareholders if a condition is triggered while the Offer is pending.
4. We note the disclosure under "What if purchasers of Shares held by other stockholders cause me to beneficially or constructively own Shares in excess of the ownership limits in the Company's charter?" Explain what is meant by "constructively" here. In addition, expand to provide more details about the transfer of such Shares "to a trust for the benefit of a charitable beneficiary," specifically, how such transfers would be effected and whether the former shareholder would retain any element of control over such Shares.
         Finally, revise the disclosure document generally to highlight the risk that tenders by other shareholders could potentially result in non-tendering or other shareholders losing custody of their Shares due to these ownership restrictions.
5. In Section 4 "Withdrawal Rights," you state that the Company "will not accept any Shares for payment prior to [5:00 p.m., New York City Time, on the Expiration Date]." In the
         next sentence, however, you also state that "[s]tockholders may also withdraw Shares tendered at any time on or after July 19, 2024, if their Shares have not been accepted for payment prior to that time." Since July 19, 2024 is the Expiration Date of the offer, it is not clear how tendered Shares could have been accepted and paid for by that date. See
         Rule 13e-4(f)(2)(ii). Please revise or advise.
6. Refer to the first set of bullet points under Section 6 "Conditions of the Offer," and the term "contemplated benefits." A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations
         (March 17, 2023). Please revise to define or identify the "contemplated benefits" of this offer for purposes of the conditions section.
7. Refer to the second set of bullet points under Section 6 "Conditions of the Offer." Please revise to explain what would be considered a "limitation on prices for[] securities on any
         U.S. national securities exchange or in the over-the-counter market" or delete this language. Similarly, we note the following sub-bullet point: "the commencement or escalation of war, armed hostilities or other international or national calamity, including,
 Michael Seton
Sila Realty Trust, Inc.
June 27, 2024
Page 3
         but not limited to, an act of terrorism, directly or indirectly involving the United States"
         (emphasis added). This condition is without any materiality qualifier on the gravity of such event, without any connection between such event and the Offer, and does not seem to limit such event to one directly involving the United States. In addition, it is unclear
         what current wars, which may trigger the condition upon a    material
acceleration or
         worsening thereof,    are included in this condition. The broad
wording of this offer
         condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder, in particular, given ongoing international hostilities. Please revise here and elsewhere, including in the Summary Term Sheet, to narrow or qualify these conditions, or advise.
8. Under Section 14 "Certain Information About the Company," we note your disclosure regarding "certain equity grants made by the Company to Christopher Flouhouse on May
         6, 2024 in connection with his hiring." Please provide the information required under Item
         8 of Schedule TO and Item 1008(b) of Regulation M-A as to this transaction, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-
3263.



FirstName LastNameMichael Seton                                Sincerely,
Comapany NameSila Realty Trust, Inc.
                                                               Division of
Corporation Finance
June 27, 2024 Page 3                                           Office of
Mergers & Acquisitions
FirstName LastName